Exhibit 99.1

Strategic Cooperation Agreement (English)

Cooperation Letter of Intent between Wetour Travel Tech LLC and Utour LLC

Party A: Wetour Travel Tech LLC, a limited liability company legally incorporated in accordance with the laws of the State of Delaware, United States, with its registered address at 1013 Centre Road, Suite 403-8 in the City of Wilmington, Delaware 19805 (hereinafter referred to as “Wetour”);

Party B: Utour LLC, a limited liability company legally incorporated in accordance with the laws of the State of Nevada, United States, with its registered address at 6265 FAIRBANKS RD, LAS VEGAS, NV 89103 (hereinafter referred to as “Utour”).

Whereas:

•	Wetour has professional capabilities in the field of global high-end private travel customization services, and owns advanced technical platforms and extensive market channels;

•

Utour is one of the leading service providers of destination tourism and ticket services for popular attractions such as Antelope Valley in the Las Vegas area, and has access to high-quality local tourism resources;

•

Based on a common understanding of the development trends of the tourism industry, both parties, adhering to the principles of equality, voluntariness, mutual benefit and win-win results, intend to carry out strategic cooperation in the fields of tourism product development, market promotion and customer service.

Through friendly negotiation, the two parties have reached the following intentions regarding strategic cooperation:

1. Cooperation Objectives

1.1 Both parties shall give full play to their respective advantages and jointly develop high-end customized tourism products centered around popular attractions such as Antelope Valley. By integrating resources and technologies, personalized travel plans covering itinerary planning, special experiences, exclusive services, etc., will be provided to customers to create unique and high-quality travel experiences.

1.2 Jointly formulate comprehensive market promotion strategies. Utilize Wetour's online platforms and brand influence, as well as Utour's offline resources and local advantages, and through diversified marketing channels, expand the brand awareness of both parties in domestic and international tourism markets and increase market coverage.

1.3 Integrate the customer service systems of both parties, establish unified, efficient and professional customer support processes and standards, respond to customer needs in a timely manner, handle customer feedback, and continuously improve customer satisfaction and loyalty.

2. Cooperation Term

2.1 The initial cooperation term under this Agreement shall be three years, calculated from the date of entry into force of this Agreement. Before the expiration of the cooperation term, both parties shall negotiate on whether to renew the cooperation agreement. If neither party raises a written objection, this Agreement shall be automatically extended, and the extended term and specific terms shall be negotiated separately by both parties.

3. Rights and Obligations

3.1 Rights and Obligations of Wetour

3.1.1 Provide platform resources, open up its own online channels (such as official websites, mobile applications, etc.) for promoting the tourism products jointly developed by both parties, and conduct publicity by leveraging its own brand influence.

3.1.2 Assist Utour in the market promotion planning of tourism products, participate in formulating marketing plans, and provide support such as market analysis and user data.

3.2 Rights and Obligations of Utour

3.2.1 Be responsible for providing tourism resources at destinations such as Antelope Valley, including but not limited to attraction tickets, transportation arrangements, accommodation reservations, guide services, etc., to ensure the stable supply of resources during the implementation of tourism products.

3.2.2 Undertake the operation and management of cooperative tourism products at the destination, including itinerary arrangements, on-site coordination, customer reception, etc., to ensure the smooth progress of tourism activities.

3.2.3 Timely feedback to Wetour on changes in destination tourism resources, customer demands, market dynamics and other information.

4. Confidentiality Clause

4.1 Both parties shall keep strictly confidential the sensitive information of the other party, such as business secrets, technical secrets, customer information, financial data, etc., (hereinafter referred to as “Confidential Information”) obtained during the course of cooperation. Without the prior written consent of the other party, neither party shall disclose, use or allow a third party to use the Confidential Information, except as otherwise provided by laws and regulations or with the prior written consent of the other party.

5. Dispute Resolution

5.1 In case of any disputes arising during the performance of this Agreement, both parties shall first resolve them through friendly negotiation. If the negotiation fails, either party shall have the right to submit the dispute to the arbitration institution agreed upon by both parties for arbitration.

6. Miscellaneous Provisions

6.1 This Agreement shall come into effect on the date when it is signed by the authorized representatives of both parties or affixed with the company seals.

6.2 This Agreement shall be made in two copies, with each party holding one copy, and both copies shall have equal legal effect.

Wetour Travel Tech LLC		Utour LLC

By：	/s/ Nan Zheng	By：	/s/ Shiwen Fan

Name：	Nan Zheng	Name：	Shiwen Fan

Title：	CEO	Title：	Owner

Date：	6/9/2025	Date：	6/9/2025